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                            May 25, 2021

       Daniel S. Webb
       Chief Executive Officer and Chief Financial Officer
       Worldwide Webb Acquisition Corp.
       770 E Technology Way F13-16
       Orem, UT 84097

                                                        Re: Worldwide Webb
Acquisition Corp.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 13,
2021
                                                            CIK No. 0001853044

       Dear Mr. Webb:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amended Draft Registration Statement submitted May 13, 2021

       Notes to Financial Statements
       Note 8. Subsequent Events, page F-16

   1. Please revise to indicate that you evaluated subsequent events and transactions that occurred after the
balance sheet date up to May 13, 2021, consistent with your updated auditor's report.
 Daniel S. Webb
FirstName
WorldwideLastNameDaniel   S.Corp.
                            Webb
           Webb Acquisition
Comapany
May        NameWorldwide Webb Acquisition Corp.
     25, 2021
May 25,
Page 2 2021 Page 2
FirstName LastName
       You may contact Bonnie Baynes at 202-551-4924 or Sharon Blume at 202-551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance